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Exhibit

Exhibit            Description

99                    Amendment on 2021/07/08: To Amend the 6K filing on 2021/07/07, Exhibit 99.1: Important Resolutions from UMC’s 2021 Annual General Meeting

Exhibit 99

Important Resolutions from UMC’s 2021 Annual General Meeting

1. Date of the shareholders meeting: 2021/07/07

2. Important resolutions (1) Profit distribution/ deficit compensation:

Approved the Company’s 2020 earnings distribution

The 2020 cash distribution to stockholders totaled NT$19,876 million

9,860,715,398 shares were represented at the time of voting

(including 7,335,894,913 shares voted via electronic transmission)

Votes for: 8,640,519,475 votes; 87.63% of the total represented at the time of voting.

Votes against: 21,647,132 votes; 0.22% of the total represented at the time of voting.

Votes invalid: 0 votes; 0.00% of the total represented at the time of voting.

Votes abstained: 1,198,548,791 votes; 12.15% of the total represented at the time of voting.

3. Important resolutions (2) Amendments to the corporate charter: None

4. Important resolutions (3) Business report and financial statements:

Approved the Company's 2020 business report and financial statements

9,860,715,398 shares were represented at the time of voting

(including 7,335,894,913 shares voted via electronic transmission)

Votes for: 8,608,900,181 votes; 87.31% of the total represented at the time of voting.

Votes against: 6,322,340 votes; 0.06% of the total represented at the time of voting.

Votes invalid: 0 votes; 0.00% of the total represented at the time of voting.

Votes abstained: 1,245,492,877 votes; 12.63% of the total represented at the time of voting.

5. Important resolutions (4) Elections for board of directors and supervisors:

Elect the Company’s 15th term of directors

Stan Hung, 11,235,991,719 votes

Wenyi Chu, 7,203,502,548 votes

Lih J. Chen, 7,271,694,027 votes

Jyuo-Min Shyu, 7,161,088,276 votes

Kuang Si Shiu, 7,102,407,544 votes

Wen-Hsin Hsu, 7,085,674,705 votes

Ting-Yu Lin, 6,820,074,524 votes

SC Chien, Representative of Hsun Chieh Investment Co., Ltd., 6,798,435,461 votes

Jason Wang, Representative of Silicon Integrated Systems Corp., 6,588,559,634 votes

6. Important resolutions (5) Any other proposals:

1)Approved the issuance plan of private placement for common shares, DRs, or Euro/Domestic convertible bonds (including secured or unsecured corporate bonds). The amount of shares is proposed to be no more than 10% of total common shares issued plus the total common shares represented by the above equity-type securities which are fully issued.

9,860,715,398 shares were represented at the time of voting

(including 7,335,894,913 shares voted via electronic transmission)

Votes for: 6,349,133,156 votes; 64.39% of the total represented at the time of voting.

Votes against: 2,272,913,864 votes; 23.05% of the total represented at the time of voting.

Votes invalid: 0 votes; 0.00% of the total represented at the time of voting.

Votes abstained: 1,238,668,378 votes; 12.56% of the total represented at the time of voting.

Supplementary Note: This agenda has been adopted in the Shareholders’ Meeting; provided that the votes in favor of this agenda did not exceed two-third of the votes represented by the shareholders present (in person, by proxy and by e-voting) and thus this agenda is unable to proceed.

7. Any other matters that need to be specified: None